UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 0-13292

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McGRATH RENTCORP

5700 Las Positas Road

Livermore, California 94551-7800

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, line 4i — Schedule of Assets (Held at End of Year)	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

McGrath RentCorp Employee Stock Ownership and 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2011.

Los Angeles, California

June 8, 2018

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments:
Mutual funds	$35,322,457	$35,139,204
McGrath RentCorp Unitized Stock Fund	12,410,921	13,312,620
Collective investment trusts	10,689,943	2,032,087
Brokerage accounts	2,187,196	2,054,285

Total investments	60,610,517	52,538,196

Receivables:
Employer contributions	1,699,613	1,557,101
Notes receivable from participants	1,694,992	1,640,376
Dividends and other	69,036	84,288

Total receivables	3,463,641	3,281,765

Total assets	64,074,158	55,819,961

Liabilities
Accrued expenses	31,265	18,353

Total liabilities	31,265	18,353

Net assets available for benefits	$64,042,893	$55,801,608

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions to Net Assets
Contributions:
Participants deferral contributions	$3,460,927
Participants rollover contributions	568,639
Employer contributions	1,699,613

Total contributions	5,729,179

Investment income:
Net appreciation in fair value of investments	7,681,206
Dividends	1,781,284

Total investment income	9,462,490

Interest income on participants loans	53,768

Total additions to net assets	15,245,437

Deductions from Net Assets
Benefits paid to participants	6,909,525
Administrative fees	94,627

Total deductions from net assets	7,004,152

Net increase in net assets available for benefits	8,241,285
Net assets available for benefits, at beginning of year	55,801,608

Net assets available for benefits, at end of year	$64,042,893

The accompanying notes are an integral part of this financial statement.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “KSOP” or “Plan”) provides only general information. Participants should refer to the KSOP agreement for a more complete description of the KSOP’s provisions.

General

The KSOP is intended to qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code (the “Code”), a stock bonus plan under Section 401(a) of the Code and a cash or deferred plan under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

McGrath RentCorp (the “Company”) created a trust to hold plan assets, effective August 1, 2012, and appointed Charles Schwab Bank as the Trustee of that trust. Schwab Retirement Plan Services serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

The Plan documents provide for the ability to borrow, with a portion of the Company shares held by the Plan used as collateral. The Company’s Board of Directors currently has no plans to undertake such a transaction.

Significant provisions and amendments to the Plan are summarized in these Notes to Financial Statements.

Administration of the Plan

The KSOP’s assets are held by the Trustee of the KSOP. All contributions are held by the Trustee, which invests cash received, interest and dividend income per the instruction from participants and makes distributions to participants. The Company is designated as the Plan Administrator within the meaning of ERISA.

Eligibility

All employees of the Company and any affiliate which had adopted the KSOP who are 21 years or older and have at least three months of eligibility service for elective deferral contribution are eligible to participate in the KSOP except:

•	those included in a unit of employees covered by a collective bargaining agreement, if retirement benefits are subject of a good faith bargaining agreement, and if the collective bargaining agreement does not provide for participation in the Plan,

•	any leased employee and,

•	any employee who is a non-resident alien who receives no earned income which constitutes income from services provided in the United States.

Contributions

Eligible employees may elect to defer a percentage of his or her compensation, not to exceed the statutory limit. Employees who have completed a minimum of 1,000 hours and one year of service to the Company by January 1st and July 1st of any year are also entitled to a Safe Harbor matching contribution, as defined in the Code, from the Company equal to 100% of the employee’s deferral into the KSOP, up to a maximum of 4% of the employee’s eligible compensation. The Company directs 50% of the Safe Harbor Match per participants investment instructions and 50% to the MGRC Unitized Stock Fund with the option to transfer such amounts as the participant wishes after it is contributed. The Company may also make additional discretionary contributions, which, if made, are allocated based on the units held by each eligible participant. For this purpose, a participant is considered to have one unit for each $1,000 of compensation during the plan year plus two units for each year of service. Highly compensated employees do not receive unit credit for any years of service. Trust income or loss is allocated based on the respective account balances of participants. There were no discretionary contributions to the plan in 2017 and 2016.

Participant Accounts

The KSOP is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participants elective 401(k) contribution, an allocation of the Company’s contribution, earnings or losses related to the net assets in their accounts, and an allocation of forfeitures of terminated participants’ unvested accounts.

Vesting

A participant receives one year of credited service for vesting purposes at the end of each Plan year in which he or she completes 1,000 hours of service, starting with their first hour of employment, and regardless of whether or not he or she completes twelve months of service during the first year. A participant’s account balance is 100 percent vested upon death, disability, or normal retirement (age 65). A participant is always fully (100 percent) vested in his or her salary reduction contributions, employer Safe Harbor matching contributions, and rollover contributions, plus actual earnings thereon. In the event the Company elects to make a discretionary non-elective contribution, the participant vests in his or her contributions over a six year graded vesting schedule as follows:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 or more years	100%

The vesting schedule will be accelerated and the Company’s contributions and KSOP allocations will be modified if the KSOP becomes a “top heavy plan” under the Code.

Forfeitures

Any forfeited KSOP benefits are allocated in the same manner as the Company’s contributions among the accounts of participants who remain employed throughout the year and have worked a minimum number of hours or whose employment has terminated due to death, disability or normal retirement during that year.

Forfeitures of common stock and cash with a value of $8,282 and $2,325 were reallocated to participants in the year ended December 31, 2017 and 2016, respectively. The balance of unallocated forfeitures at December 31, 2017 and 2016 was $16,100 and $5,555, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms generally range from one to five years, but can be up to 15 years for the purchase of a principal residence. Loans are issued at a fixed interest rate, which is the prevailing rate for a similar loan at the time of issuance. A participant may not have more than three loans outstanding at any time. The loans are secured by the balance in the participant’s account. A participant’s account is charged monthly interest on each outstanding loan balance. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, all loans will immediately become payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be recorded as a distribution against the participant’s vested account balance.

Payment of Benefits

In the event of a termination of service due to death, disability or retirement, benefits become payable. Benefits are normally paid in the form of a periodic distribution or, if the participant so elects, in a lump sum. For account balances below $5,000, a lump sum may be paid out without regard to the participant’s election. Distributions are made in cash or, if the participant elects, in the form of Company common stock.

The Company has determined that cash dividends paid by the Company on shares of the Company’s Common Stock held by the KSOP’s McGrath RentCorp Unitized Stock Fund (the “Unitized Stock Fund”) are to be paid out to the participants. The Company has the right to revoke this decision at any time. Benefits paid to participants during 2017 were $6,909,525, which included $179,897 of cash dividends paid by the Company on such common stock.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account through his or her holdings in the Unitized Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the KSOP and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

Plan Termination

Although the KSOP is intended to be permanent in nature, the Company may terminate the KSOP at its discretion, subject to the provisions of ERISA. If the KSOP is terminated, participants will become fully vested in their accounts.

Diversification

Each participant is permitted to direct any contributions made to their account be invested in investment options available under the Plan. Participants are not subject to any restrictions, holding periods or otherwise, when moving assets.

Put Option

For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the KSOP are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment and administrative costs charged by the Trustee totaling $94,627 for 2017 were paid from participant’s accounts. The Company pays all other administrative costs for the Plan.

NOTE 3 — CONCENTRATION OF RISK

The fair value of individual investments that represents 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2017	2016
McGrath RentCorp Unitized Stock Fund	$12,410,921	$13,312,620

NOTE 4 — FAIR VALUE MEASUREMENT

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the KSOP has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2017 and 2016.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are actively traded.

McGrath RentCorp Unitized Stock Fund (“Fund”)

The Fund consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Collective Investment Trusts

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 (the “Contract”) is a common collective trust. (“CCT”). The Plan also has investments in CCTs managed by Northern Trust. A CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions.

The CCTs are valued at the NAV as provided by the administrators of the fund. The NAV is used as the practical expedient to estimate fair value. The NAV is based on the value of the underlying assets of the fund, less liabilities, and then divided by the number of units outstanding.

Brokerage Account

A participant-directed brokerage account allows an investor to buy or sell investments such as stocks, bonds, and mutual funds. The fair value of the brokerage account is the aggregation of the fair value of the underlying assets, all of which are actively traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

Assets at fair value as of December 31, 2017:

		Fair Value Measurement Unit
	Fair value 12/31/2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$35,322,457	$35,322,457	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	12,143,988	12,143,988		—
Money Market Fund	266,933	—	266,933	—
Brokerage accounts	2,187,196	2,187,196	—	—

Total assets held in fair value hierarchy	49,920,574	49,653,641	266,933	$—

Collective investment trusts at NAV	10,689,943

Total	$60,610,517

Assets at fair value as of December 31, 2016:

		Fair Value Measurement Unit
	Fair value 12/31/2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$35,139,204	$35,139,204	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	13,139,113	13,139,113		—
Money Market Fund	173,507	—	173,507	—
Brokerage accounts	2,054,285	2,054,285	—	—

Total assets held in fair value hierarchy	50,506,109	50,332,602	173,507	$—

Collective investment trust at NAV	2,032,087

Total	$52,538,196

The following table presents the Plan’s investments with a reported NAV at December 31, 2017 and 2016:

	2017	2016
Collective investment trust:
Metlife
Fair value	$2,698,130	$2,032,087
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	60 Day	60 Day
Northern Trust
Fair value	$7,991,813	—
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily

MetLife Collective Investment Trust, through its investment in the group annuity contract and other investments, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer.

Northern Trust S&P 500 Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poor’s 500 Composite Stock Price Index.

Northern Trust Aggregate Bond Index Fund is maintained with objective of providing investment results that approximate the overall performance of the Barclay’s U.S. Aggregate Bond Index.

Northern Trust All Country World ex-US Investable Market Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the MSCI ACWI ex-US investable Market Index.

Northern Trust Extended Equity Market Index Fund is maintained with objective of providing investment results that approximate the overall performance of the common stocks included in Dow Jones U.S. Completion ex-LP Total Stock Market Index.

NOTE 5 — COLLECTIVE INVESTMENT TRUSTS

The Plan includes an investment option to participants in multiple CCTs. One CCT invests in a group annuity contract (“GAC”) which includes underlying assets that are held in a trust owned by MetLife. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MetLife. The GAC’s fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value. The remaining CCTs invest in stock and bond funds, with the objective of matching the performance of their related indexes.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

NOTE 6 — TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 15, 2014, that the Plan is qualified, and the trust established under the KSOP is tax-exempt, under the appropriate sections of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and state taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan tax returns generally remain open for IRS audit for a period of three years from filing date.

NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS

The Fund includes shares of common stock issued by the Company. During the year ended December 31, 2017, the Plan made purchases of $1,431,214 and sales of $4,177,640 of McGrath RentCorp common stock on behalf of KSOP participants.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Officers or employees of the Company perform certain administrative functions for the KSOP. No officer or employee receives compensation from the Plan.

NOTE 8 — SUBSEQUENT EVENTS

The KSOP Adoption Agreement was amended and effective as of January 1, 2018 to amend the following eligibility criteria:

1) Employee Elective Deferrals: Participants are eligible to make Elective Deferrals upon completion of sixty days of service and may do so on the first day of the payroll period in which the eligibility requirements are satisfied;

2) Employer Matching Contributions: Participants are eligible to begin receiving Matching Contributions on the first day of the first month next following the date the Participant completes one Year of Eligibility Service, provided that they are an Eligible Employee on that date; and

3) Non Elective Contributions: Participants are eligible to begin receiving Matching Contributions on the first day of the first month next following the date the Participant completes one Year of Eligibility Service, provided that they are an Eligible Employee on that date.

The Plan has evaluated all other events or transactions that occurred through June 8, 2018, the date the financial statements were issued and determined that there are no other matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

SUPPLEMENTAL SCHEDULE

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	McGrath RentCorp	Common 525,415 shares	$12,410,921
	Eagle Asset Management	Eagle Small Cap Growth	520,776
	Europacific Growth Fund	International Growth — Class R6 Shares	458,834
	Harbor Funds	Harbor Capital Appreciation	2,570,162
	Hartford Funds	Hartford International Fund	939,879
	JP Morgan Fleming Mutual Fund Group	JP Morgan Midcap Value Institutional	812,545
	MetWest Fund	Metropolitan West Total Return	1,874,291
	MFS Series Trust Fund	MFS Value Fund — Class R4 Shares	2,300,111
	Northern Trust	Aggregate Bond Index	931,232
	Northern Trust	All Country World Ex-US Market	1,214,155
	Northern Trust	Extended Equity Index	3,774
	Northern Trust	S&P 500 Index	5,842,652
	Prudential	Prudential Jennison MCP Growth	634,367
	T Rowe Price	T Rowe Price Retirement Fund 2005	100,365
	T Rowe Price	T Rowe Price Retirement Fund 2010	458,139
	T Rowe Price	T Rowe Price Retirement Fund 2015	616,849
	T Rowe Price	T Rowe Price Retirement Fund 2020	2,268,924
	T Rowe Price	T Rowe Price Retirement Fund 2025	4,947,226
	T Rowe Price	T Rowe Price Retirement Fund 2030	5,415,777
	T Rowe Price	T Rowe Price Retirement Fund 2035	3,594,478
	T Rowe Price	T Rowe Price Retirement Fund 2040	3,279,006
	T Rowe Price	T Rowe Price Retirement Fund 2045	1,018,567
	T Rowe Price	T Rowe Price Retirement Fund 2050	361,602
	T Rowe Price	T Rowe Price Retirement Fund 2055	266,630
	T Rowe Price	T Rowe Price Retirement Balanced	171,423
	Vanguard	Vanguard Mid Cap Index Admiral	1,202,518
	Vanguard	Vanguard Small Cap Index Admiral	1,065,091
	Victory Capital Management	Victory Small Co Opportunity	444,897
	Metlife	Metlife Group Annuity Contract	2,698,130
	Brokerage Account	Schwab Money Market Fund	175,520
	Brokerage Account	Common Stock	1,064,088
	Brokerage Account	Mutual Funds	313,601
	Brokerage Account	Unit Investment Trusts	633,987
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.75% per annum with terms of up to 15 years.	1,694,992

		Total	$62,305,509

*	A party-in-interest as defined by ERISA

Column (d), Cost, has been omitted as all investments are participant directed.

Exhibit Number	Exhibit Title

11	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 8, 2018	MCGRATH RENTCORP EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	/s/ Kay Dashner
Kay Dashner Vice President, Human Resources and Plan Administrator